Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement of DropCar, Inc. on Form S-4 (No. 333-) to be filed on or about February 14, 2020 of our report dated April 1, 2019, on our audits of the consolidated financial statements as of December 31, 2018 and 2017 and for each of the years then ended, filed April 4, 2019. Our report refers to the adoption of ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended and includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

/s/ EISNERAMPER LLP
EISNERAMPER LLP
New York, New York
February 14, 2020